O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4395/07(B)
March 20, 2007
VIA EDGAR

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John Cannarella

Dear Sirs:

RE:	KIRKLAND LAKE GOLD INC. (the “Company”)
-	SEC File Number 000-49919
-	Form 20-F for the Fiscal Year Ended April 30, 2006 Filed on September 19, 2006

Further to our discussions with you last week regarding the Company’s response to your comment letter dated March 6, 2007 (the “Comment Letter”) regarding the above referenced Form 20-F filing, the Company confirms that it has requested an extension of the time to respond to the Comment Letter. The Company further confirms that it intends to respond to all non-engineering comments in the Comment Letter on or before April 19, 2007 and the balance of the comments on or before April 30, 2007.

If you have any questions or require any additional information, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

CYN/clk

cc:	Kirkland Lake Gold Inc.
Attn: Brian A. Hinchcliffe, President and Chief Executive Officer

4395\07\B-2006 Form 20-F_SEC Comments Mar6-07\SEC COMMENTS LT - FORM 20-F - Extension request v.1.doc

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